UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2026

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

Meeting of Shareholders

On July 15, 2026, PolyPid Ltd. (the “Company”) convened an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purposes:

Proposal No. 1	To re-elect Kost Forer Gabbay & Kasierer, Certified Public Accountants, as the independent registered public accountants of the Company, and to authorize the board of directors of the Company to determine their compensation, until the next annual general meeting of the Company’s shareholders.

Proposal No. 2	To re-elect eight members of the board of directors of the Company and approve their compensation.

Proposal No. 3	To approve an amendment to the terms of non-executive directors’ annual options grant.

Proposal No. 4	To approve an option grant for the Company’s Chief Executive Officer, Ms. Dikla Czaczkes Akselbrad.

To discuss the Company’s financial statements for the fiscal year ended December 31, 2025.

At the Meeting, a quorum was present and the shareholders of the Company approved Proposal Nos. 1 through 4 as originally proposed.

Share Option Plan Pool Increase

On May 11, 2026, the Board of Directors of the Company approved an increase in the number of ordinary shares, no par value per share, of the Company reserved for issuance under the Company’s Amended and Restated 2012 Share Option Plan (the “Share Option Plan”) by 1,500,000 ordinary shares from 3,512,403 to 5,012,403. A copy of the Share Option Plan, as amended, is filed with this report as Exhibit 99.1.

The Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658, File No. 333-281863, File No. 333-284376 and File No. 333-289034) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703, File No. 333-280662 and File No. 333-289570) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Amended and Restated 2012 Share Option Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: July 15, 2026	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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